8 King Street East, Suite 1201 Toronto, Ont, M5C 1B5 Canada Tel: 416 203 2448 Fax: 416 203 0099 Website : www.crystallex.com

January 30, 2009

VIA: EDGAR
U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attention:      H. Roger Schwall, Assistant Director

Re:                 SEC File No. 1-14620
                       Form 40-F for the Fiscal Year Ended December 31, 2007

In response to the Staff’s comment letter to Crystallex International Corporation (the “Company”), dated December 30, 2008 (the “Comment Letter”), we are providing the information set out below. Please note that our responses are sequenced in the same order and with the same comment number as is contained in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold and italics type preceding the Company’s responses.

In connection with this response letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on Form 40-F for the fiscal year ended December 31, 2007

General:

1.
We note in several places you have referred to information contained in either your reports and filings made on SEDAR or information included on your company website in response to specific disclosure requirements under United States federal securities laws. We note this in particular with respect to the disclosures required under Item 402 and Item 403 of Regulation S-K of the Securities Act of 1933, as amended. Please supplementally discuss the extent to which such cross references satisfy the corresponding disclosure request under Canadian securities laws, and in particular supplementally describe the extent to which you have incorporated the disclosure included on your company website into the Form 40-F.

The Company is a Canadian "foreign private issuer" within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is eligible to use, and files and furnishes its reports with and to the Commission under, the U.S./Canada Multijurisdictional Disclosure System (the "MJDS"), a bilateral disclosure system adopted by the Commission and Canadian securities regulators that, among other things, permits eligible Canadian companies to satisfy their U.S. continuous disclosure obligations using Canadian disclosure documents.

As an MJDS filer, the Company files its annual reports on Form 40-F, and furnishes to the SEC on Form 6-K such other periodic disclosure documents that are filed in Canada or delivered to shareholders in Canada.  Form 40-F is essentially a "wrap" around the Company's Canadian Annual Information Form (the "Canadian AIF"), MD&A and audited consolidated financial statements, as well as a reconciliation of the Company's Canadian GAAP audited consolidated financial statements to U.S. GAAP.  Form 40-F also includes the Sections 302 and 906 certifications as well as disclosure required by the Sarbanes-Oxley Act of 2002 ("SOX") and the rules thereunder.  Subject to the U.S. GAAP reconciliation, the additional SOX-related items and certain required legends, under the MJDS, each of the documents that the Company files with, and furnishes to, the Commission is prepared in accordance with Canadian disclosure requirements in their entirety.  As noted in Sections III(A) and III(F)(1) of the adopting release for the MJDS (SEC Release No. 34-29354) (the "MJDS Release"), review of Canadian disclosure documents contained in MJDS filings will be undertaken by Canadian securities authorities and generally will be that customary in Canada.  Thus, except in the unusual case where the Staff has reason to believe there is a problem with the filing, the Canadian disclosure documents included in MJDS filings generally will be given a "no review" status by the Commission.  Section III(I) of the MJDS Release further notes that by adopting the MJDS, the Commission in essence adopted as its own requirements the disclosure requirements of the Canadian forms: "The effect is the same as if the Commission had set forth each Canadian requirement within the MJDS forms….Accordingly, good faith compliance with the disclosure requirements of the home jurisdiction, as construed by Canadian regulatory authorities, will constitute compliance with the applicable U.S. federal securities disclosure requirements, even if such compliance results in the omission of information which might otherwise be required as a line item in [U.S. disclosure documents]."  As a result, the MJDS provides substantial time and cost savings to eligible Canadian companies by reducing the burden of complying with duplicative, and sometimes conflicting, regulatory regimes.

Under the MJDS, the Company is permitted to prepare its Canadian AIF in accordance with Canadian securities laws, which differ from the requirements under U.S. securities laws (including those contained in Items 402, 403 or 503(c) of Regulation S-K, which are referred to, or alluded to, in the Staff's Comment Nos. 1, 2, 3 and 10 – for example, the "plain English" rules that apply to risk factors under Item 503(c) of Regulation S-K are not applicable to Canadian AIFs), and Canadian securities regulators are responsible for the review of such disclosure under the MJDS.  The Company confirms to the Staff the disclosure in its Canadian AIF complies in all material respects with applicable Canadian requirements as construed by Canadian regulatory authorities.  Notwithstanding the foregoing, the Company has reviewed and considered the Staff's Comment Nos. 2, 3 and 10 and thanks the Staff for such comments, which it believes are helpful suggestions to clarify the Company's disclosure, and which will be considered by the Company when it prepares its Canadian AIF for fiscal 2008 in the coming months.

With respect to the Staff's observation in Comment No. 1 to references in the Canadian AIF to information contained in reports filed with Canadian regulatory authorities on SEDAR or available on the Company's website, the Company notes that the Canadian AIF only incorporates by reference the following documents, which have also been filed with or furnished to the Commission as part of the Form 40-F or on a Form 6-K:  (a) the Company's audited consolidated balance sheets as at December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive operations, cash flows and shareholders’ equity for each of the years in the three year period ended December 31, 2007 including the notes thereto and the auditors’ reports thereon; (b) management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2007; and (c) a report prepared by Mine Development Associates and other independent consultants in November 2007 titled “Technical Report Update on the Las Cristinas Project, Bolivar State, Venezuela” (the “November 2007 Technical Report”).

In the "Additional Information" section of the Canadian AIF, the Company advises readers that additional information the Company files with Canadian regulatory authorities is available on SEDAR.  This statement is similar to an observation that the Company's U.S. public filings are available on EDGAR.  Such additional information filed on SEDAR is not incorporated by reference into the Canadian AIF.  The Company also includes the audit committee charter in the Canadian AIF, as required by Canadian disclosure rules, and discloses that the Corporation’s Corporate Governance Statement (together with the documents referred to in the Corporate Governance Statement) may be viewed on the Corporation’s website. We note that such cross-references are customary in Canada.

Exhibit 1.1 – Annual Information Form for the Year Ended December 31, 2007

Risk Factors

General

2.
Many of your risk factors contain language such as “there can be no assurance” and “there is no assurance”. The risk factors must discuss the nature of the specific risk, rather than your ability to offer assurance. In future filings, please remove such disclosure from the risk factor and make sure that all risk factors address the particular risk rather than your ability to offer assurance.

As noted in the Company's response to Comment No. 1, the Company thanks the Staff for the comment and will take the comment into consideration when preparing the "Risk Factors" section of its Canadian AIF for fiscal 2008.

Political and Economic Instability, page 34

3.
We note your discussion in various places concerning the level of political instability within the country of Venezuela. In future filings, provide enhanced disclosure as to the nature, extent and impact of such instability and include specific discussions concerning the possibility and impact of such instability on land ownership rights of the nationalization of the assets and properties of foreign corporations such as your company.

As noted in the Company's response to Comment No. 1, the Company thanks the Staff for the comment and will take the comment into consideration when preparing the "Risk Factors" section of its Canadian AIF for fiscal 2008.

Exhibit 1.2 – Audited Consolidated Financial Statements for the Year Ended December 31, 2007

Note 2.  Significant Accounting Policies

Impairment of long-lived assets, page 7

4.
We note that your non-producing mineral properties are evaluated for impairment based on management’s intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered. Tell us and disclose what specific factors management has considered in its impairment analysis of the Las Cristinas operations, and, given the lack of permit to date, why there is a long-term expectation that the carrying amount on your balance sheet will be recovered. Please address specific requirements of Canadian and U.S. GAAP in this regard. Include how you considered impairment at December 31, 2007, as well as following the denial of the Permit in the quarter ended June 30, 2008, and upon effective denial of the appeal in the quarter ended December 31, 2008. In this regard, tell us whether the Las Cristinas property will be considered impaired for accounting purposes in the fourth quarter of 2008 and, if not, the circumstances that could prompt you to consider the property to be impaired in the future.

December 31, 2007 impairment test

Crystallex has capitalized costs relating to Las Cristinas since it signed a Mine Operation Contract (“MOC”) with Corporacion Venezoalana de Guayana (“CVG”) to develop and operate this project. The CVG is the owner of the Las Cristinas concessions. This contract provided contractual rights to Crystallex in respect of Las Cristinas and provided the basis for capitalization. This is to be contrasted with a concession that is granted pursuant to sovereign discretion, which can often be rescinded. A contract is necessarily a two party agreement and damages for contractual breach may be more easily realized where damages for rescission of a concession can be less certain.

In April 2004, Crystallex submitted the Environmental Impact Study (the “EIS”) to the Ministry of the Environment and Natural Resources (“MinAmb”) to initiate the Las Cristinas project permitting process. In May 2007, the CVG informed the Company that it had received approval of the EIS and requested that upon receipt by MinAmb of payment in respect of certain taxes and the posting of an environmental bond (the “Environmental Bond”) (both of which were effected by the Company), the permit would be issued.  Accordingly, at the time of filing the Form 40-F for the year ended December 31, 2007, Crystallex was awaiting the Authorization to Affect Natural Resources at Las Cristinas (the “Permit”).

Key Developments in 2007
The following are the key developments during fiscal 2007 that management considered in its test for impairment:

•
In May 2007, CVG received notification from the Vice-Ministry of Land Use, Planning and Management that the EIS was approved and the Company posted the Environmental Bond and paid certain taxes to cover administrative costs of issuing the Permit. The Vice-Minister’s notice specifically stated that upon the correct filing of the Environmental Bond with the Administrative Office of Permits, said Ministry would issue the Permit.

•
In September 2007, a hearing was held before the Economic Development Commission of the National Assembly to explain the project and its socio-economic benefits to Bolivar State. This commission acknowledged that the Las Cristinas project had been in development for a significant period of time with the support of different branches of the government. This commission further noted a lack of coordination between the various government branches, which it suggested should be resolved in light of the macroeconomic policies and goals of Venezuela, as well as the social needs of the people and the pre-existing environmental damage.

•
In November 2007, pursuant to Canadian securities laws (specifically National Instrument 43-101 (“NI 43-101”)), the Company filed the November 2007  Technical Report update for Las Cristinas (includes updated reserve and resource figures), which indicated proven and probable reserves of 16.86 million ounces and concluded that the deposit could be economically recovered.

•	During 2007, the Company commenced the construction of a sewage plant and a medical facility in the nearby town of Las Claritas as part of its contractual obligation under the MOC.

Permit
The Company satisfied all of the requirements under the EIS and awaited governmental issuance of the Permit. In May 2007, the Company felt that it was on the cusp of obtaining the Permit after posting the Environmental Bond and paying the necessary taxes. Since that date, the Company has been on hold awaiting issuance of the Permit. Management believes that certain factors may have led to the delays, as follows:

•	There was a referendum held in Venezuela in December 2007, which redirected the focus of the Ministry towards the referendum.
•	There have been changes to the Venezuelan Cabinet including a new Minister of MinAmb in January 2007.

The Company continued to make its presence felt by meeting with the various government officials including a meeting with the new Minister of MinAmb.

The Company obtained legal confirmation, from a Venezuelan law firm, that the requirements and formalities necessary for the Ministry of the Environment to issue the Permit have been met.

Management believed that as the Company had complied with all of the requirements under the EIS, and did not receive any communication of deficiencies in their application, that there were no outstanding issues, and that it was only a matter of time before the government issued the Permit.

Project economics
As discussed above, in November 2007, Crystallex filed a NI 43-101 Technical Report Update for Las Cristinas (includes updated reserve and resource figures). The updated resource and reserve estimate incorporates results from the gold mineralized zones intersected in the 13,566m drill program conducted from November 2006 through to February 2007. The following table summarizes key comparative statistics of the November 2007 and March 2005 Technical Reports:

	November 2007 Technical Report	March 2005 Technical Report
Proven and probable reserves	16.86 million ounces gold	12.5 million ounces
Gold price per ounce	$550	$350
Cost per ounce	$306	$221
Capital cost ($112M already spent)	$356M	$293M
Undiscounted NPV after tax	$1.27 billion	$547 million
Carrying value per December 31, 2007 financial statements (approx.)	$285M

The above indicates the following:
•	The Company is very active in the development of the project.
•	Since signing the MOC for Las Cristinas, Crystallex has successfully increased the estimated reserves.
•	The undiscounted NPV had significantly increased since the March 2005 Technical Report

Project Financing
In early 2008, the Company closed a C$69 million equity financing to fund operations and to continue with its social obligations at Las Cristinas and maintain the camp. The Company received expressions of interest well in excess of the gross proceeds of C$69 million that were finally settled. This indicated that there was continued support for Las Cristinas in the investment community and that the Company should have little difficulty in financing the capital investment required once the Permit was issued.

Conclusions

Canadian GAAP
At the time of filing the December 31, 2007 financial statements, the Company was awaiting the issuance of the Permit to begin construction on the project and received no communication that it would be denied the Permit. The Company also received legal ministerial confirmation that it had met all of the requirements for the issuance of the Permit. Significant long lead time equipment had already been purchased, and had been placed in storage principally in Antwerp and Houston.  This equipment is ready to be shipped to site upon receipt of the Permit. The Company had continued to fulfill its obligations under the MOC by constructing a sewage treatment plant and building a medical facility and by providing for site security services. The camp had remained very active with more than 100 full time employees on site at the Las Cristinas project. Based on these circumstances the Company concluded that under Canadian GAAP it was appropriate to continue capitalization of costs related to the development of Las Cristinas.
Finally, the November 2007 Technical Report confirmed the positive project economics and accordingly no write-down of the carrying costs was necessary at such year end.

U.S. GAAP
The Company’s accounting policy under U.S. GAAP for mineral properties is as follows:

Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs.

The Company considered the legal and economic factors relating to the development of the reserves at Las Cristinas.

The Company had the legal right to extract ore under the terms of the MOC with CVG, which was signed in September 2002. At that time, a positive feasibility study was not conducted outlining the reserves and accordingly, capitalization of costs under U.S. GAAP was not appropriate. The Company commenced the capitalization of costs relating to Las Cristinas following the filing of a positive feasibility study in May 2004, at which time the receipt of the Permit was considered perfunctory and additive to the test of being able to legally extract reserves. This study identified 9.9 million ounces of reserves (under the definition of both NI 43-101 and the U.S. Securities Act Industry Guide #7).

With reference to FAS Statement #7 and U.S. Securities Act Industry Guide #7, the developments on Las Cristinas outlined previously support the fact that Las Cristinas is still in the development stage; the Company has the legal right to extract reserves under the MOC and has increased the reserves based on the November 2007 feasibility study.  The Company’s position was further supported by the receipt by the CVG of the approval from MinAmb for the EIS of the Las Cristinas project. As the Company awaited the issuance of the Permit to construct, management believed that continued capitalization was appropriate. In addition, the results of impairment testing for Canadian GAAP were the same for U.S. GAAP.

June 30, 2008 impairment test

The following are the key developments in 2008 and prior to the filing of the June 30, 2008 interim financial statements that management considered in its test for impairment:

•
April 2008 – CVG receives letter from a Director General in the Ministry of the Environment and Natural Resources questioning environmental aspects of the project and indicating all mining activities in region are illegal.  The Company’s assessment of this communication was that it conflicted with various Government Decrees and Resolutions, since it appeared to be in opposition to all mineral mining in the Imataca Forest Region (which includes Las Cristinas) and stood contrary to current and historic mining projects in Venezuela.

▪
May 2008 - the Company filed a legal rebuttal to the position taken by the Director General of Permits at MinAmb. The Director General subsequently denied the legal rebuttal filed by the Company and advised the Company of its rights under Venezuelan law to appeal directly to the Minister of MinAmb.

▪
June 2008 - the Company, at the invitation of the Venezuelan government, appeared at a public hearing of the Economic Development Committee of the Venezuelan National Assembly. At the hearing, Crystallex gave a presentation addressing a wide range of matters, including plans for mining at Las Cristinas, the current state of the environment in the area of the project, the proposed plan for reclamation at the completion of mining, the social projects in the local communities and its employment and training plans for the local communities. Senior representatives of the Ministry of Basic Industries and Mining ("MIBAM") also appeared before the committee hearings and wholeheartedly supported the position presented by Crystallex. MinAmb representatives did not attend the hearing. The hearing adjourned, and representatives of MinAmb were summoned by the Committee to appear and testify at a later date.

▪
June 16, 2008 - the Company filed an appeal with the Minister of MinAmb. The Minister has, under statute, 90 business days in which to issue a decision on the appeal. If no decision is issued within the 90 business days, the Company can, if it wishes, deem the “response” as negative. This deeming provision allows the Company to pursue, if it chooses, next steps in the legal process in Venezuela in the event that the Government is tardy in its response. The Minister has not responded.

▪
August 4, 2008 - the Company submitted a 15-20 page document, in response to the Vice-Minister of MinAmb’s express request to consider modifications to the Las Cristinas project, notwithstanding the existence of the appeal against the same Ministry. The Vice Minister responded saying the proposals were acceptable and should be considered in the permit decision.

The Government continued to meet with the Company at very senior levels and continued to assure the Company that the Permit would be issued. It had done nothing further to confirm the denial decision of the Director General in April, and several senior officials, including the Governor of the state in which the project is located, had publicly commented that they had been assured by senior officials in the Venezuelan government that the Permit would be issued.

Conclusion
For the purposes of Canadian GAAP, the continued capitalization of costs was supported by both the sound project economics illustrated in the November 2007 Technical Report and the ongoing, albeit lengthy, permitting process.   The Company awaited a response to its permit denial appeal from the Minister of MinAmb. In the event the October 30, 2008 appeal deadline was reached with no response from the Minister, the Company could deem the response to be negative in order to pursue legal avenues. The lack of a response from the Ministry by the October 30, 2008 deadline did not signal the end of the permitting process but permitted the Company to deem a negative response and act accordingly if it so chooses.

Adding to the uncertainty of the permitting outcome, Crystallex received a favorable written response from the Vice-Minister of MinAmb regarding project modifications in August 2008, which stemmed from a meeting convened by the Vice Minister to specifically address modifications that may result in the issuance of the Permit.

The Company concluded that continued capitalization under Canadian GAAP was appropriate based on its decision to continue with the pursuit of the permit and its continued expenditures in order to maintain compliance with the MOC.

The continued capitalization under U.S. GAAP was not determinatively concluded as a U.S. GAAP reconciliation note was not included in the interim financial statements for the period ended June 30, 2008.

December 31, 2008 impairment test

We disagree with Staff’s comment “……and upon effective denial in the quarter ended December 31, 2008”. The Company is still awaiting the decision of the Minister of MinAmb to the appeal that was filed by the Company on June 16, 2008. As indicated earlier, the Minister has, under statute, 90 business days in which to issue a decision on the appeal. If no decision is issued within the 90 business days which occurred on October 30, 2008, the Company can, if it wishes, deem the “response” as negative. This deeming provision allows the Company to pursue, if it chooses, next steps in the legal process in Venezuela in the event that the Government is tardy in its response. The Minister has not responded to the appeal and the Company has not invoked the deeming provision.

The following are the key developments subsequent to the filing of the June 30, 2008 interim financial statements:

▪
August 20, 2008 – the Vice-Minister of MinAmb formally responded favorably to the submission filed by the Company on August 4, 2008. The Company was encouraged by the receptiveness of the Vice-Minister of MinAmb to accept modifications to the Las Cristinas project, notwithstanding the existence of the appeal against the same Ministry.

▪	October 24, 2008 - the Company filed a writ with MinAmb which referred to the Vice-Minister’s August 20, 2008 correspondence on the positive aspects of the submission.

▪
On the afternoon of November 6, 2008, a Reuters news article described comments related to the control of the Las Cristinas gold project purportedly attributed to MIBAM. The Company has not been notified of any changes in position by MIBAM regarding the Las Cristinas project or the MOC either verbally or in written form. In fact, if this article had not been published no evidence would exist to suggest changes in the position by MIBAM. In addition, members of the Crystallex team had participated in meetings, as recently as the morning of publication of this article, with officials from MIBAM and CVG, and no issues were raised with regard to the control of Las Cristinas other than continued expectation of proceeding forward. News reports of this nature have been made in the past and were subsequently found to be baseless. Based on the Company’s understanding of the facts, the Company remains the builder and operator of the Las Cristinas gold Project.

▪
November 28, 2008 - Crystallex delivered a letter to the Government of Venezuela notifying it of the existence of a dispute between Crystallex and the Bolivarian Republic of Venezuela under the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Treaty").  It is Crystallex's intention to settle the dispute amicably within six months. If the dispute has not been settled amicably within six months, Crystallex has the option of submitting the dispute to international arbitration. The dispute has arisen out of MinAmb's decision dated April 14, 2008 to deny the Permit and Venezuela's subsequent media statements attributed to the Minister of MIBAM on November 5, 2008 regarding the status of the Project and the MOC.

Conclusions

Canadian GAAP
The carrying value of Las Cristinas is supported by the sound project economics as illustrated in the November 2007 Technical Report.

The Company has not received a response from the Minister of MinAmb regarding its appeal against the denial of the Permit. The lack of a response by October 30, 2008 does not necessarily mean that the appeal has been denied. The Company may choose to deem a denial after October 30, 2008, but has not done so. The Company has taken precautionary steps to file the November 28, 2008 ‘trigger” letter that starts the requisite six month amicable period if the

Company chooses to go to international arbitration. The Company continues to be in compliance with the MOC and continues its activities at Las Cristinas and has not been informed by government officials of any allegations to the contrary.

As the outcome of the permitting process is still indeterminable at this time, it is appropriate, under Canadian GAAP, to continue with the capitalization of costs relating to Las Cristinas.

U.S. GAAP
As noted above, the Company commenced the capitalization of costs relating to Las Cristinas following the filing of a positive feasibility study in May 2004. At that time, the obtaining of the Permit which would give the Company the legal ability to develop Las Cristinas was considered perfunctory. Given the lengthy delay in obtaining the Permit, the Company is reconsidering whether it has met the test under U.S. Securities Act Industry Guide #7 to “legally extract” the Las Cristinas reserves as at December 31, 2008. The Company is monitoring the developments on the pursuit of the Permit and will determine the need for a write-down, if any, at the time of reporting the financial statements for the year ended December 31, 2008.

Revenue recognition, page 8

5.
We note the disclosure on page 9 of your Management’s Discussion and Analysis where you discuss the change made in 2007 to translate Venezuelan bolivars to U.S. dollars using the parallel rate (or market rate) instead of using the official Venezuelan rate of 2,150 bolivars to U.S. dollar used in prior years. Tell us why this policy change is not disclosed or discussed in your financial statement footnotes. Tell us how the change impacted your financial results and why the impact is not quantified in your MD&A discussion. Finally, tell us why you believe it is appropriate to translate your financial information using the parallel rate instead of the official rate.

Why was the policy change not disclosed in the financial statements?

The divergence between the official and parallel rates was not material in 2006 and prior years. The average parallel rate in 2006 and 2005 were 2,700 and 2,600 Bolivars to 1 U.S. dollar, respectively, compared to the official rate of 2,150 in both years. However, the usage of that rate in the market was very limited, and accordingly a thinly traded market produced information and a rate that was supported by limited data. Accordingly, the use of a thinly traded parallel rate that was close to the official rate seemed unwise and inappropriate. However, in 2007 the Venezuelan currency collapsed again and the parallel rate shot up in volatile trading to 4000-6000 to 1 U.S. dollar. Although the volumes remained limited, the variance became too large to ignore due to materiality, and accordingly the use of the parallel rate as a foreign exchange measure became more prevalent and accepted in 2007 and onwards. The Company chose to use the parallel rate, rather than merely disclose the impact of the growing difference in the parallel rate. Because of the widening gap between the two rates in 2007, the use of the official rate would have resulted in material foreign exchange gains which would render the information meaningless. Accordingly the Company remains convinced that it used the correct exchange rate in the periods indicated.

Why is it appropriate to translate financial information using the parallel rate instead of the official rate?

The parallel rate arose from very limited external trading in foreign currency between the Venezuelan Bolivar and other currencies earlier in the decade. As the parallel rate remained close to the official rate, the trading amounts were very small and subject to some volatility suggesting that it was inappropriate as a measure of foreign activities particularly if they had been processed through such market, and therefore might have been such as to influence the rate up or down. Use of the assumption of a thinly traded rate was therefore not conservative. In short, such market was seen at that time as an emerging “black market” with little volumes and hence credibility. However, in 2007 as the Venezuelan government refused to devalue the currency, the trading volumes and rate divergence soared in 2007, and therefore the parallel rate has diverged from the official rate progressively commencing in early 2007, and hence became far more credible as a reflection of the real exchange rate. In 2006 and earlier years the divergence between the official and parallel rates were considered not significant to justify considering the use of the parallel rate, and its credibility was less than established in terms of market size and accuracy to measure.

In Q3 2007, the parallel rate approached 6500 Bolivars to 1 U.S. dollar compared to the official rate of 2150 Bolivars to 1 U.S. dollar. Management then concluded that size of the market and the exchange rate available in the parallel market was such that it would be more appropriate to use it for translation purposes, which led to a restatement of the Q1 and Q2 2007 financial statements.

There is no specific guidance in Canadian GAAP covering this situation. The U.S. GAAP (November 21, 2006 Joint Meeting of International Practices Task Force and SEC Staff) and IFRS (IAS21.26) literature suggest that the appropriate rate would be the rate at which assets can be realized and/or dividends remitted. All of the funding to Venezuela has been legally converted at the parallel rate. In addition, the Company has not registered with CADIVI to repatriate funds out of Venezuela using the official rate. Accordingly, management concluded that the parallel rate would now be appropriate for the re-measurement of the Bolivars to U.S. dollars.

The Company has reviewed the discussions of the June 2, 2008 Joint Meeting of International Practices Task Force and SEC Staff which concludes “……….companies should consider whether the existence of the parallel market constitutes "unusual circumstances", as contemplated in paragraph 27.b. (SFAS 52) which might warrant use of parallel market rates for purposes of foreign currency translation based on their specific facts and circumstances”. The Company believes that the continued use of the parallel rate is warranted for mainly two reasons. Firstly, the Company has not registered with the CADIVI which would preclude the repatriation of funds at the official rate. Secondly, the parallel rate is used to convert funds locally and accordingly reflects the laid down costs of its integrated operations in Venezuela.

Note 10. Income Taxes, page 22

6.
We note you recognized unrealized non-cash foreign currency translation gains of $14.3 million during the year ended December 31, 2007, resulting from the translation of the future income tax liabilities at the end of the year in connection with the Las Cristinas asset. Tell us how the $14.3 million was calculated. Also tell us how the entry of US8.8 million for U.S. GAAP purposes was calculated and why there is a Canadian-U.S. GAAP difference.

A future income liability has been recognized in connection with certain Las Cristinas- related expenditures incurred by the parent company, which are deductible for Canadian tax purposes.  The effect of foreign exchange rate changes in the Bolivar relative to the U.S. dollar on the opening balance of future income tax liability is recorded as a foreign exchange gain/loss in the income statement. The 2007 opening liability was $23.5 million when the exchange rate was 2150 Bolivars to 1 U.S. dollar. At December 31, 2007, the parallel rate was 5500 Bolivars to 1 U.S. dollar, resulting in an the opening balance of future income tax liabilities being re-translated to $9.2 million, with the difference of $14.3 million recorded as an unrealized gain on translation of future income tax liabilities. There was no unrealized gain/loss in 2006 as the opening and closing official rate remained at 2150 Bolivars to 1 U.S. dollar. There was an unrealized gain of $1.4 million in 2005 as the opening official rate of 1920 Bolivars to 1 U.S. dollar changed to 2150 at the end of the year.

As discussed in the Company’s response to Staff’s comment No. 4 above, the capitalization of Las Cristinas expenditures for U.S. GAAP purposes commenced in May 2004. Therefore, all expenses that have been capitalized under Canadian GAAP prior to May 2004 were expensed for U.S. GAAP purposes. Accordingly, there is no future income tax liability relating to the items considered non-deductible in periods prior to May 2004. The 2007 opening liability under U.S. GAAP was $14.4 million (compared to $23.5 million under Canadian GAAP) when the exchange rate was 2150 Bolivars to 1 U.S. dollar. At December 31, 2007, the parallel rate was 5500 Bolivars to 1 U.S. dollar resulting in this opening liability being re-translated to $5.6 million with the difference of $8.8 million recorded as an unrealized gain on translation of future income taxes.

Note 13. Segmented Information, page 27

7.
We note your segment income for the years ended December 31, 2007 and 2005 attributed to the Las Cristinas development. Tell us and disclose how this segment can reflect income with no related mining revenue and expenses.

The segment income attributed to the Las Cristinas development in 2007 and 2005 was almost entirely due to the unrealized foreign exchange on future income taxes discussed in the Company’s response to Staff’s comment No. 6 above. The Company’s footnotes to the financial statements will be amended in future filings to indicate that unrealized foreign exchange gains/losses related to future income taxes have been allocated to Las Cristinas.

Exhibit 1.3 – Management’s Discussion and Analysis for the Year Ended December 31, 2007

Management’s Report on Internal Control Over Financial Reporting

8.
We note your disclosure regarding the three material weaknesses in internal control over financial reporting indentified as of December 31, 2007. In future filings, please disclose when each material weakness was identified, by whom it was identified, and when the material weakness first began.

The Company will comply with the Staff’s comment in future filings.

Management’s Plan to Remediate Material Weaknesses

9.
We note your disclosure regarding the three steps taken to remediate the material weaknesses in internal control over financial reporting identified as of December 31, 2007. In future filings, please expand your discussion to include any unresolved control deficiencies and material weaknesses and the steps the Company is taking to resolve these issues.

The Company will comply with the Staff’s comment in future filings.

Engineering Comments:

Risk Factors, Page 33

10.
In your risk factor section you discuss the potential effect of a permitting delay, but not the effect of a permit denial or mining contract termination would have on your operations. As a separate risk factor, please discuss the financial consequences of the loss of Las Cristinas Project and possibly the other Venezuelan properties. In addition, please explain whether you have an alternative strategic plan to continue exploration, development and mining operations in other locations. If not, please disclose this fact.

As noted in the Company's response to Comment No. 1, the Company thanks the Staff for the comment and notes that it will take the comment into consideration when preparing the "Risk Factors" section of its Canadian AIF for fiscal 2008.

If you have any questions regarding this response letter, please contact us.

Yours truly,
CRYSTALLEX INTERNATIONAL CORPORATION

/s/ Hemdat Sawh

Hemdat Sawh
Chief Financial Officer

cc:        Bob Carroll (Securities and Exchange Commission)
Sandy Eisen (Securities and Exchange Commission)
Ken Schuler (Securities and Exchange Commission)
Riccardo Leofanti (Skadden, Arps, Slate, Meagher & Flom LLP)
PricewaterhouseCoopers LLP